Exhibit 99.4

Execution Copy

AMENDMENT NO. 3 TO LETTER AGREEMENT

This Amendment No. 3 (this “Amendment”), dated as of April 4, 2024, to the Letter Agreement (as defined below) is entered into by and among (i) Keyarch Acquisition Corporation, a Cayman Islands exempted company (“SPAC”), (ii) Zooz Power Ltd., an Israeli company (the “Company”), and (iii) Keyarch Global Sponsor Limited, a Cayman Islands exempted company (the “Sponsor”). Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Letter Agreement.

WHEREAS, reference is made to that certain Business Combination Agreement, dated as of July 30, 2023 (as amended on February 9, 2024, March 8, 2024 and March 15, 2024, and as it may be further amended, supplemented or modified from time to time, the “BCA”), by and among SPAC, the Company, Zooz Power Cayman, a Cayman Islands exempted company and a wholly-owned subsidiary of the Company, and the Sponsor, in the capacity as the SPAC Representative thereunder;

WHEREAS, SPAC, the Company and the Sponsor are parties to that certain Sponsor Letter Agreement, dated as of July 30, 2023, as amended on February 9, 2024 and March 15, 2024 (the “Letter Agreement”);

WHEREAS, the parties hereto desire to amend the Letter Agreement as set forth herein; and

WHEREAS, Section 8 of the Letter Agreement provides that the Letter Agreement may be amended by a written instrument executed by all parties thereto.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Amendments. The parties hereto hereby amend the Letter Agreement as follows:

(a) Section 1 of the Letter Agreement is hereby amended to add the following at the end of such Section: “Notwithstanding the foregoing, the total number of Payment Shares will not exceed 620,000 Subject Founder Shares.”

(b) Section 2 of the Letter Agreement is hereby amended to delete such section in its entirety and replace it with the following:

“2. Sponsor Escrow Shares. The Sponsor hereby agrees that, upon and subject to the Closing, any Subject Founder Shares that are not transferred to Payees as contemplated by Section 1 hereof (the Subject Founder Shares less any Payment Shares (such net number, subject to equitable adjustment for stock splits, reorganizations, combinations, exchanges, readjustment of shares, recapitalizations, share sub-divisions (including share consolidations), split-up and the like, including to account for any equity securities into which such shares are exchanged or converted and similar transactions affecting the Company Ordinary Shares after the date of this Agreement) are referred to herein as the “Sponsor Escrow Shares”) shall be placed into the Sponsor Escrow Account (as hereinafter defined). The Sponsor hereby agrees that, prior to the Closing, it shall enter into an escrow agreement with the Company, SPAC, EarlyBirdCapital, Inc. (“EBC”) and Continental Stock Transfer and Trust Company (or another escrow agent reasonably acceptable to the Sponsor and the Company), as escrow agent (the “Escrow Agent”), in form and substance to be mutually agreed by the parties thereto prior to the Closing (the “Escrow Agreement”), and, upon and subject to the Closing, the Sponsor shall deposit the Sponsor Escrow Shares, the “Sponsor Escrow Shares”) into a segregated escrow account (the “Sponsor Escrow Account”) with the Escrow Agent to be held, along with any equity securities paid as special or other extraordinary dividends or distributions paid by the Company (to the extent the Company decides in its sole discretion to pay any such equity securities as dividends or distributions) on the Sponsor Escrow Shares (“Escrow Earnings”), in the Sponsor Escrow Account and disbursed in accordance with the terms of this Agreement, the Sponsor Escrow Agreement, the Promissory Note, dated as of April 4, 2024, by and among the Company and the Sponsor, as makers, and EBC, as payee (the “EBC Note”), and the Promissory Note, dated as of April 4, 2024, by and among the Company and the Sponsor, as makers, and the Sponsor, as payee (the “Sponsor Note”). In addition, the Sponsor Escrow Shares shall be subject to, upon and subject to the Closing, the voting proxy attached hereto as Exhibit A (“Voting Proxy”) for so long as the Sponsor Escrow Shares are required to be held in the Sponsor Escrow Account. The parties acknowledge that the Sponsor Escrow Shares and Escrow Earnings shall first be disbursed from the Sponsor Escrow Account to satisfy the Sponsor’s obligations, if any at such time, under the EBC Note and then the Sponsor’s obligations, if any at such time, under the Sponsor Note, and any remaining Sponsor Escrow Shares and Escrow Earnings, if any, after satisfying such obligations (the “Sponsor Earnout Shares”), shall be subject to the terms of Sections 4, 5 and 6 of this Agreement.”

(c) Section 3 of the Letter Agreement is hereby amended to add the following at the end of such Section: “For the avoidance of doubt, notwithstanding the foregoing, the Sponsor shall be permitted to transfer the Sponsor Escrow Shares and Escrow Earnings to EBC and the Sponsor as required by the EBC Note and the Sponsor Note, respectively, and the parties acknowledge that EBC will not be subject to the transfer restrictions contained in the Insider Letter with respect to any Sponsor Escrow Shares and Escrow Earnings transferred to EBC under the EBC Note.”

(d) Section 5 of the Letter Agreement is hereby amended to add the following at the end of such Section: “Notwithstanding anything to the contrary contained in this Agreement, in the event that there is a Release Event or Triggering Event while there are still any remaining obligations under the EBC Note or the Sponsor Note, the related Sponsor Earnout Shares and Escrow Earnings subject to such Release Event or Trigger Event will no longer be subject to the other provisions of Sections 3 through 7 of this Agreement, but will be retained in the Escrow Account to be used to satisfy the obligations under the EBC Note and the Sponsor Note and will not be disbursed from the Escrow Account to the Sponsor hereunder until such obligations have been fully satisfied.”

2. Miscellaneous. Except as expressly provided in this Amendment, all of the terms and provisions in the Letter Agreement are and shall remain unchanged and in full force and effect, on the terms and subject to the conditions set forth therein. This Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Letter Agreement, or any other right, remedy, power or privilege of any party, except as expressly set forth herein. Any reference to the Letter Agreement in the Letter Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Letter Agreement, as amended by this Amendment (or as the Letter Agreement may be further amended or modified after the date hereof in accordance with the terms thereof). The Letter Agreement, as amended by this Amendment, and the BCA and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the parties with respect to the subject matter of the Letter Agreement, and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter. This Amendment shall be construed, interpreted, governed and enforced in a manner consistent with the provisions of the BCA. In the event of any conflict between the terms of the Letter Agreement, as amended by this Amendment, and the BCA, the terms of the BCA shall govern. The Letter Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. The Letter Agreement may not be changed, amended or modified, except by a written instrument executed by all parties hereto, and no provision thereof may be waived, except in writing signed by the party against whom enforcement of such provision is sought. No party hereto may assign either the Letter Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties, and any purported assignment in violation of this provision shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. Nothing in this Amendment, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. The provisions set forth in Sections 10.2 through 10.8 and 10.10 through 10.13 of the BCA, as in effect as of the date hereof, are hereby incorporated by reference into, and shall be deemed to apply to, this Amendment as if all references to the “Agreement” in such sections were instead references to this Amendment, and the references therein to the “Parties” were instead to the parties to this Amendment, mutatis mutandis. Notwithstanding anything to the contrary contained herein, in the event that the BCA is terminated in accordance with its terms prior to the Closing, this Amendment shall automatically terminate and become null and void, and the parties shall not have any rights or obligations hereunder.

[Remainder of page intentionally left blank. Signature page follows.]

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IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first set forth above.

SPAC:

KEYARCH ACQUISITION CORPORATION

By:
Name:	Dr. Kai Xiong
Title:	Authorized Signatory

The Company:

ZOOZ POWER LTD.

By:
Name:	Avi Cohen
Title:	Chairman of Directors

The Sponsor:

KEYARCH GLOBAL SPONSOR LIMITED

By:
Name:	Dr. Kai Xiong
Title:	Authorized Signatory

{Signature Page to Amendment No. 3 to Sponsor Letter Agreement}

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